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06010515

January 25, 2006

Re: **Submission Pursuant to Rule 12g3-2(b) by Roche Holding Ltd (File No. 82-3315)**


SEC MAIL
RECEIVED
PROCESSING
JAN 26 2006
WASH. D.C.
192
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Ladies and Gentlemen:

Enclosed please find a copy of certain information concerning transactions in securities of Roche Holding Ltd (File No. 82-3315) published on the website of the Swiss Exchange SWX (www.swx.com/admission/being_public/mtrans/publication_en.html). This information is being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

Please do not hesitate to call if you have any questions.

Very truly yours,

Peter R. Douglas

Enclosure


FEB 01 2006

dlw 1/30


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Published Notifications on Management Transactions

The below-mentioned data regarding Management Transactions have been transmitted to the SWX Swiss Exchange by the listed companies. The SWX assumes no liability whatsoever for the completeness, correctness or currentness of this information. Please rea our legal notice (disclaimer).

Companies whose securities are admitted to trading in the "EU-Compatible Segment" are subject to the requirements for maintenance of listing that are set out u Art. 23 of the Additional Rules for Listing in the "EU-Compatible" Segment of the SWX. They may therefore report management transactions in accordance with El as implemented in a given EU member state rather than in accordance with Art. 74a LR. Completed management transactions reported in this manner do not app on this website.

Transactions from Jul 2005 to Dec 2005

Issuer: Roche   Show also corrected notifications

Search and sort: by date | by issuer | by amount 321 | by amount 123


SEC MAIL
PROCESSING
RECEIVED
JAN 26 2006
WASH. D.C.
192
SECTION

Occurrances found: **3**
Locate date: Nov 2005 | Sep 2005

Issuer	**Roche Holding AG**
Transaction date	**14.11.2005** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 50'000 securities** amounting to **CHF 221'500.00** (CHF 4.43 / security)
Type of security	Call option
ISIN	CH0012293020

Issuer	**Roche Holding AG**
Transaction date	**29.09.2005** by a non-executive member of the board of directors
Type of transaction	**Purchase of 11'000 securities** amounting to **CHF 1'961'800.50** (CHF 178.35 / security)
Type of security	Equity securities
ISIN	CH0012032048

Issuer	**Roche Holding AG**
Transaction date	**16.09.2005** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 60'250 securities** amounting to **CHF 204'850.00** (CHF 3.40 / security)
Type of security	Call option
ISIN	CH0012293020
Further transaction details	(CHF 3.40 je Option)